Exhibit 21.1

SUBSIDIARIES OF INFORMATION HOLDINGS INC.

NAME	STATE OF INCORPORATION OR ORGANIZATION

Information Ventures LLC	Delaware

MicroPatent LLC	Delaware

Optipat, Inc.	Virginia

MicroPatent (UK) LLC	Delaware

Master Data Center, Inc.	Michigan

Dalton I LLC (f/k/a Transcender LLC)	Delaware

Liquent Inc.	Delaware

Liquent, Ltd.	United Kingdom

Liquent Holdings Ltd.	United Kingdom

IDRAC Holdings SAS	France

IDRAC SAS	France

CDC Solutions Ltd.	United Kingdom

CDC Solutions Inc.	New Jersey

CDC Trustee Ltd.	United Kingdom

PINC (I) Inc. (f/k/a Parthenon Publishing Group, Inc.)	New York

India LLC	Delaware

India 2 LLC	Delaware